Exhibit 99.1

AGNICO EAGLE TO ACQUIRE CAYDEN RESOURCES

Toronto (September 8, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) and Cayden Resources Inc. (TSX-V:CYD) (“Cayden”) are pleased to announce that they have entered into an agreement (the “Agreement”) pursuant to which Agnico Eagle will acquire 100% of Cayden’s issued and outstanding common shares, including shares issuable under outstanding options and warrants, under a plan of arrangement (the “Arrangement”) for total consideration of approximately C$205 million, or approximately C$3.79 per share (based on Agnico Eagle’s volume weighted average price of shares on the TSX for the 30-day period ended September 5, 2014).  Under the Arrangement, Cayden shareholders will be entitled to receive 0.09 of an Agnico Eagle share and C$0.01 for each Cayden common share. The offer represents a premium of 42.5% to the volume weighted average price of Cayden shares on the TSX Venture Exchange for the 30-day period and an 51.9% premium to the 60-day period, both ended September 5, 2014 (the last trading day prior to announcement of the transaction).

All of the directors and officers of Cayden (who hold in the aggregate approximately 19.8% of the issued and outstanding Cayden shares on a fully-diluted basis) have entered into support agreements with Agnico Eagle pursuant to which they have agreed, among other things, to support the transaction and vote their Cayden securities in favour of the Arrangement.

The maximum number of shares issuable by Agnico Eagle under the offer will be approximately 4.86 million (based on the number of Cayden shares outstanding on September 8, 2014 on a fully-diluted basis), or approximately 2.3% of Agnico Eagle’s outstanding shares (on a fully diluted basis).

Cayden owns, has options to acquire or has staked, concessions constituting a 100% interest in the El Barqueňo Property, which covers approximately 41,000 hectares in the Guachinango gold district in Jalisco State, Mexico. El Barqueňo hosts a significant epithermal bonanza type gold vein and disseminated stockwork system. Several gold bearing zones have been identified by drilling and trenching in an area approximately 13.5 km long by 4.7 km wide.

Cayden also owns a 100% interest in the Morelos Sur Property, which covers approximately 13,000 hectares in the Guerrero gold belt in Guerrero State, Mexico.  Morelos Sur consists of three properties (La Magnetita, Tenantla and Las Calles), and exploration by Cayden has outlined a 25 km2 gold soil anomaly at La Magnetita, and Tenantla.

“This acquisition is consistent with our long-term strategy of acquiring promising, early stage gold projects where we can add value through focused exploration and mine building”, said Sean Boyd, President and Chief Executive Officer of Agnico Eagle. “This strategy has served us well in Mexico, and we believe that the Cayden properties are a very good fit with our existing southern operations and skill sets”, added Mr. Boyd.

“We are pleased with the value that this transaction delivers to our shareholders and are excited at the prospect of Agnico applying its resources to the advancement of El Barqueño and the results that will surely follow. Our success could not have happened without the hard work of our entire team, and I’d like to thank them for all of their outstanding efforts.” said Ivan Bebek, President and Chief Executive Officer of Cayden Resources.

El Barqueňo Property Highlights

•                  Located in the Guachinango gold district near existing infrastructure (highway, power, labour)

•                  Early stage gold project with historical heap leach production (approximately 250,000 ounces produced in the 1980s)

•                  Epithermal bonanza type gold veins and disseminated stockwork systems — veins and mineralized structures have been identified in an area 13.5 km long by 4.7 km wide. Seven significant zones anomalous in gold have been identified to date

•                  Drilling by Cayden has focused on the Azteca, Angostura and Peňa de Oro zones

•                  Highlights from Cayden drilling at the Azteca zone include: 4.26 grams per tonne (g/t) gold and 0.06% copper over 20 metres; 2.34 g/t gold and 0.15% copper over 44 metres

•                  Highlights from Cayden drilling at Peňa de Oro include: 4.46 (g/t) gold and 0.09% copper over 27 metres; 4.06 g/t gold and 0.39% copper over 45 metres

•                  Preliminary metallurgical testing by Cayden at Azteca has yielded positive results

Morelos Sur Property Highlights

•                  Consists of three concessions (La Magnetita, Tenantla and Las Calles) located in the Guerrero gold belt

•                  The La Magnetita and Tenantla concessions together host a 25 km2 gold soil anomaly with values of 0.1 to 1.0 g/t gold

•                  The Las Calles concession has yielded drill intersections of up to 3.21 g/t gold and 84 g/t silver over 28.5 metres

For additional details on El Barqueňo and Morelos Sur please see the slide presentation entitled “Acquisition of Cayden Resources” dated September 8, 2014, on the Agnico Eagle website (www.agnicoeagle.com).

“From a technical perspective, El Barqueňo bears a lot of similarities to Pinos Altos in the early days” said Tim Haldane Senior Vice-President Operations — USA and Latin America. “The property has tremendous exploration upside and several prospective zones that we believe can ultimately support heap leach and/or milling operations, which would allow us to build another meaningful business in Mexico” added Mr. Haldane.

The transaction is subject to approval by Cayden security holders, Mexican anti-trust and other regulatory approvals and court approval.  Full details of the transaction will be set out in Cayden’s information circular that it will prepare in respect of the meeting of security holders to approve the Arrangement.  Cayden intends to mail the information circular within the next three weeks.  The transaction is expected to close before the end of 2014.

Pursuant to the Agreement, Cayden is subject to customary non-solicitation covenants. In the event a superior proposal is made to Cayden, Agnico Eagle has a five business day right to match such proposal.  Under certain circumstances where the transaction is not completed, Cayden has agreed to pay a termination fee of C$5.7 million to Agnico Eagle.

Cayden’s board of directors has unanimously determined that the Agreement is in the best interests of Cayden and its security holders and unanimously recommends that Cayden security holders vote in favour of the Agreement.

The recommendation of the Cayden board is supported by a fairness opinion provided by Beacon Securities Limited to the Special Committee to the effect that the consideration is fair to Cayden shareholders.  Cayden has engaged Minvisory Corp. as its financial advisor and McMillan LLP as its legal advisor in connection with the transaction. Agnico Eagle has engaged Canaccord Genuity Corp. as its financial advisor and Davies Ward Phillips & Vineberg LLP as its legal advisor in connection with the transaction.

Copies of the Agreement, support agreements, management information circular and certain related documents will be filed with securities regulators and will be available on SEDAR at www.sedar.com.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

About Cayden

Cayden Resources is a Canadian based exploration company focused on the discovery, financing, and monetization of precious metal assets in two favorable mining jurisdictions in Mexico. The management team of Cayden is highly experienced and has a record of success in the mineral exploration business.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212 or visit Agnico Eagle’s website at www.agnicoeagle.com.

For further information regarding Cayden, contact Ivan Bebek - President and CEO, or Jay Adelaar, Manager of Investor Relations at (778) 729-0600 or www.caydenresources.com.

Forward-Looking Statements

The information in this document has been prepared as at September 8, 2014. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws and are referred to herein as forward-looking statements. When used in this document, the words “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “intend”, “will”, “planned”, and similar expressions are intended to identify forward-looking statements or information. Such statements include without limitation: statements regarding the timing, closing and approval of the transactions contemplated by the Agreement, statements regarding the maximum number of Agnico Eagle shares issuable under the Transaction; statements regarding the ability of Agnico Eagle to develop a mining, milling or heap leach operation at the El Barqueňo or Morelos Sur properties; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production; statements regarding anticipated future exploration. Such statements and information reflect Agnico Eagle’s and Cayden’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of stock prices; and risks associated with byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect Agnico Eagle’s or Cayden’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see Agnico Eagle’s Annual Information Form for the year ended December 31, 2013 filed on SEDAR at www.sedar.com and included in Agnico Eagle’s Form 40-F for the year ended December 31, 2013 filed on EDGAR at www.sec.gov and Cayden’s Annual Information Form for the year ended December 31, 2013 filed on SEDAR at www.sedar.com, as well as both of Agnico Eagle’s and Cayden’s other filings with the Canadian securities regulators and Agnico Eagle’s filings with the U.S. Securities and Exchange Commission

(the “SEC”). Neither Agnico Eagle nor Cayden intend, nor do they assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of Agnico Eagle’s reserve and resource position see Agnico Eagle’s Annual Information Form or Form 40-F.

Scientific and Technical Disclosure

David Hladky, P. Geo., is the Qualified Person with respect to National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) at Morelos Sur. All core is drilled at HQ or NQ diameter and is sawed or split into equal halves on site. All samples are assayed using standard 30 grams fire assay with atomic absorption finish by Acme Labs in Vancouver, British Columbia. QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Intercepts were calculated using a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au.

David Hladky, P. Geo. is the Qualified Person with respect to NI 43-101 at Barqueño. All core is drilled at HQ diameter and is sawed or split into equal halves on site. All samples are assayed using standard 30 gram fire assay with atomic absorption finish by Acme Labs in Vancouver, BC. QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. As the mapped mineralized corridors strike EW to ENE, the drill holes were designed to have azimuths perpendicular or close to perpendicular to the strike. As this is the first drill program by Cayden, the dips of the mineralized structures are not entirely known. However, based on mapping and previous drilling, all intercepts released herein are believed to be 30-100% of true width. Intercepts are calculated assuming a bulk-mining scenario, with a width cutoff of 5 meters and grade cutoff of 0.5 g/t Au for Azteca, Peña de Oro and Angostura.

At Azteca, no intercepts were reported that averaged less than 0.5 g/t Au. The intercepts have no more than five consecutive meters of less than 0.2 g/t, at which time two intercepts are composited. Copper intercepts were calculated using Cu as the main element of interest. A 0.45% Cu cutoff was used for the entire intercept. No intercepts were reported that averaged below 0.5% Cu. The intercepts have no more than five consecutive meters of less than 0.2% Cu.

At Peña de Oro and Angostura, no intercepts were reported that averaged less than 0.5 g/t Au and/or 0.2 % Cu and no intercepts have more than six consecutive meters of less than 0.2 g/t and/or 0.2% Cu, or begin or end with values less than 0.2 g/t and/or 0.2% Cu.

David Hladky, P. Geo. is the Qualified Person who approved the scientific and technical disclosure in this news release on behalf of Cayden.

Cautionary Note to US Investors Regarding Mineral Reporting Standards

Each of Agnico Eagle and Cayden prepare their disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources and mineral reserves in this news release are defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. For United States reporting purposes, the SEC applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. In addition, the SEC does not recognize the terms “measured resources”, “indicated resources” and “inferred resources”. These terms may be used in documents referred to in this news release and which are included in the public filings of each of Agnico Eagle and Cayden which have been filed with securities commissions or similar authorities in Canada and, with respect to Agnico Eagle, which have been filed with the SEC.